February 27, 2026

Jonathan Cross
Chief Executive Officer
Shefford Small Business, Inc.
1852 Banking Street Suite 29551
Greensboro, North Carolina 27408

       Re: Shefford Small Business, Inc.
           Registration Statement on Form 10-12G
           Filed February 2, 2026
           File No. 000-56818
Dear Jonathan Cross:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G filed February 2, 2026
Facing Page

1.     Please revise your facing page to include the statement    If an
emerging growth company,
       indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
Description of Business, page 2

2. Please revise your disclosure here and elsewhere as applicable to clearly indicate the amount of consideration received by the company for the 1,000,000 shares. Please also revise to disclose the total amount of expenses and costs incurred by the company that
       Mr. Cross has paid as of the most recent practicable date.
Capital Resources and Liquidity, page 25

3. Please clarify that the company has total assets of $240 and working capital of $240 as of
       December 31, 2025.
 February 27, 2026
Page 2

Involvement in Certain Legal Proceedings, page 35

4. Briefly indicate the approximate value of the alleged fraudulent transfers being sought to be recovered in the complaint by the trustee for the estate of the company.
Item 5. Directors and Executive Officers, page 35

5. We note your disclosure about Mr. Cross' experience with financial reporting and his role in forming Shefford Companies, a public platform designed for a buy-and-build strategy. Please revise to address the status of your affiliated company, Shefford
       Companies Inc., with reporting requirements since becoming a reporting company.
Executive Compensation, page 39

6. Please revise to clarify that your disclosure covers all compensation awarded to, earned by, or paid to Jonathan Cross for all services rendered in all capacities for the company.
       See Item 402(a)(2) of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-2

7. We note your auditor refers to the accompanying balance sheet of Shefford
       & Companies, Inc. within the first paragraph of its report. It appears the registrant's name is Shefford Small Business, Inc. Please have your auditor revise its report to refer to Shefford Small Business, Inc., or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction